UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the

    Voluntary Investment Pension Plan for

    Hourly Employees of The Timken Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 25, 2010

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$107,836,454	$96,944,990
Participant notes receivable	3,939,728	3,932,361

Total investments, at fair value	111,776,182	100,877,351

Contribution receivable from participants	9,601	46,826

Net assets available for benefits, at fair value	111,785,783	100,924,177

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	1,338,101	2,895,694

Net assets available for benefits	$113,123,884	$103,819,871

See accompanying notes.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$18,354,783
Interest	247,276

18,602,059

Participant rollovers	12

Contributions:
Participants	3,907,020
The Timken Company	—

3,907,020

Total additions	22,509,091

Deductions
Benefits paid directly to participants	13,191,853
Administrative expenses	13,225

Total deductions	13,205,078

Net increase	9,304,013

Net assets available for benefits:
Beginning of year	103,819,871

End of year	$113,123,884

See accompanying notes.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements

December 31, 2009 and 2008, and

Year Ended December 31, 2009

1. Description of the Plan

The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan) provides only general information. Participants should refer to the 2005 401(k) Agreement Between The Timken Company and the United Steelworkers of America, AFL-CIO (the 401(k) Agreement), for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of The Timken Company (the Company and Plan Administrator) who are represented by the United Steelworkers, AFL-CIO. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2010, each year, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2014, and for yearly periods thereafter unless either the Company or the United Steelworkers, AFL-CIO shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. The Plan may generally be amended by mutual consent of the Company and the United Steelworkers, AFL-CIO. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $12.99 and $10.85 at December 31, 2009 and 2008 respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31:

	2009	2008
Investments, at fair value:
The Timken Company Common Stock Fund	$241,078,465	$225,514,383
Registered investment companies	297,278,461	221,647,760
Common collective funds	235,129,337	182,763,527

	773,486,263	629,925,670

Investment contracts, at fair value	154,903,737	156,437,336
Adjustments from fair value to contract value	9,702,374	20,458,669

Investment contracts, at contract value	164,606,111	176,896,005

	$938,092,374	$806,821,675

At December 31, 2009, The Timken Company Common Stock Fund consisted of 18,565,348 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2009 and 2008 was 11.64% and 12.37%, respectively.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$51,426,725	$(120,044,417)
Registered investment companies	62,675,842	(128,819,219)
Common collective funds	39,342,564	(73,116,499)

	153,445,131	(321,980,135)
Net appreciation in investment contracts	3,265,586	3,154,296
Interest and dividends	10,441,107	15,478,607

Total Master Trust	$167,151,824	$(303,347,232)

4. Fair Value

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2009:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered investment companies	297,278,461	297,278,461	—	—
S&P 500 Index	139,647,844	—	139,647,844	—
Core Bond	66,002,400	—	66,002,400	—
Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts	164,606,111	—	164,606,111	—

Total assets	$938,092,374	$297,278,461	$640,813,913	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

Investment Contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 5 - Investment Contracts for further discussion on investment contracts.

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$3,939,728	$—	$—	$3,939,728

Total assets	$3,939,728	$—	$—	$3,939,728

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant notes receivable:
Balance, beginning of year	$3,932,361
Issuances and settlements, net	7,367

Balance, end of year	$3,939,728

5. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2009	2008
Based on actual earnings	4.2%	6.5%
Based on interest rate credited to participants	2.2%	3.2%

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$113,123,884	$103,819,871
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,338,101)	(2,895,654)

Net assets available for benefits per the Form 5500	$111,785,783	$100,924,177

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Master Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

8. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2009:

	Shares	Dollars
Purchased	2,951,208	$26,519,232
Issued to participants for payment of benefits	260,128	463,880

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

EIN #34-0577130            Plan #019

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 9.75% with various maturity dates	$3,939,728

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 25, 2010	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance